EXHIBIT 12

                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)

                                          Three Months Ended
                                                    March 31                                         Year Ended December 31
                                         ---------------------    ---------------------------------------------------------
                                              2000        1999         1999        1998        1997        1996        1995
--------------------------------------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
Income (loss) from continuing
    operations(a)                        $     276   $     (20)   $     699   $     400   $     245   $     486   $     325
                                         ---------   ---------    ---------   ---------   ---------   ---------   ---------
Add:
    Provision (credit) for taxes on
      income (other than foreign
      and gas taxes)                           183           1          306         204          47          99         155
    Interest and debt expense(b)               110         130          515         576         446         492         591
    Portion of lease rentals
      representative of the interest
      factor                                     2           9           31          36          39          38          43
                                         ---------   ---------    ---------   ---------   ---------   ---------   ---------
                                               295         140          852         816         532         629         789
                                         ---------   ---------    ---------   ---------   ---------   ---------   ---------

Earnings (loss) before fixed charges     $     571   $     120    $   1,551   $   1,216   $     777   $   1,115   $   1,114
                                         =========   =========    =========   =========   =========   =========   =========
Fixed charges
    Interest and debt expense

      including capitalized
      interest(b)                        $     110   $     134    $     522   $     594   $     462   $     499   $     595
    Portion of lease rentals
      representative of the interest
      factor                                     2           9           31          36          39          38          43
                                         ---------   ---------    ---------   ---------   ---------   ---------   ---------

    Total fixed charges                  $     112   $     143    $     553   $     630   $     501   $     537   $     638
                                         =========   =========    =========   =========   =========   =========   =========

Ratio of earnings to fixed charges            5.10         n/a(c)      2.80        1.93        1.55        2.08        1.75(c)
--------------------------------------   =========   =========    =========   =========   =========   =========   =========

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $23 million for the three months ended March 31, 1999.